FORM 6K

SECURITIES & EXCHANGE COMMISSION

Washington, D.C.  20549

___________________

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INCORPORATED (File # 0-08797)

(Translation of the Registrant's Name into English )

#1904-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N7

(Address of principal Executive offices)

Attachments:

1.

Interim Financial Statements & Related Documents Period Ending March 31, 2009.

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F      X                                            FORM 40F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES                                                                                                                                                                                                         NO    X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: June 16, 2009

BY:

Chris Robbins

It’s       Vice President

ANGLO SWISS RESOURCES INC.

SUITE 309 - 837 WEST HASTINGS STREET

VANCOUVER, BC  V6C 3N6

604-683-0484

Fax: 604-683-7497

June 16, 2009

Securities & Exchange Commission

               VIA EDGAR

450 Fifth Street N.W.

Washington, D.C.

USA  20549

Dear Sir or Madam:

RE:

ANGLO SWISS RESOURCES INC.

SEC FILE NO.  0-08797

FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

Chris Robbins

Per:

Chris Robbins

Vice  President

Anglo Swiss Resources Inc.

(an exploration stage company)

Quarterly Consolidated Financial Statements

March 31, 2009

(expressed in Canadian dollars)

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the un-audited financial statements for the period ended March 31, 2009.

Anglo Swiss Resources Inc.

(an exploration stage company)

Balance Sheets (unaudited)

As at March 31, 2009 and December 31, 2008

(expressed in Canadian dollars)

	Mar 31 2009 $	Dec 31 2008 $

Assets

Current assets
Cash and cash equivalents	628,354	642,700
Accounts receivable and subscriptions receivable	192,090	186,993
Prepaid expenses	8,150	12,222

	828,594	841,915

Reclamation bond	25,876	25,876

Property, plant and equipment	834,721	889,976

Mineral properties (note 3)	7,837,315	7,797,264

	9,526,506	9,555,031

Liabilities

Current liabilities
Accounts payable and accrued liabilities	210,823	805,064
Future income tax liability	59,412	-

Shareholders’ Equity

Capital stock (note 4)
Authorized
500,000,000 common shares without par value
400,000,000 preferred shares without par value
Issued
112,297,837 (2008- 107,932,837 common shares)	18,765,116	18,451,320
Obligation to issue shares	-	130,000

Options (note 4)	1,906,697	1,745,590

Warrants (note 4)	1,055,753	941,549

Contributed surplus (note 4)	438,407	438,407

Deficit	(12,909,702)	(12,956,899)

	9,256,271	8,749,967

	9,526,506	9,555,031

Going concern and nature of operations (note 1)
The attached notes form an integral part of the financial statements

Approved by the directors:

“Leroy Wolbaum”, Director

“Greg Pendura”, Director

Anglo Swiss Resources Inc.

(an exploration stage company)

Statements of Loss and Deficit (unaudited)

For the periods ended March 31, 2009 and 2008

(expressed in Canadian dollars)

	3 Months Ended March 31, 2009 $	3 Months Ended March 31, 2008 $

Expenses
Interest and other income	(7,957)	(8,642)
Administrative	9,968	53,849
Consulting fees	54,000	79,000
Depreciation	55,253	46,402
Filing fees	11,002	10,000
General exploration	5,141	6,885
Interest and service charges	574	3,747
Professional fees	6,467	13,220
Shareholders’ information	32,336	154,325
Stock-based compensation	161,108	42,132
Transfer agent fees	2,396	6,181
Travel and promotion	2,455	11,787
Write-down of mineral properties	-	-

Loss before income taxes	332,743	418,887

Income tax recovery – future income taxes	-	-
Gain on debt settlement	(379,940)	-

Loss/(gain) for the period	(47,197)	418,887

Deficit - Beginning of year	12,956,899	11,978,405

Deficit - End of period	12,909,702	12,397,292

Weighted average number of shares outstanding	103,972,467	86,509,905

Basic and diluted loss per share	0.00	0.00

The attached notes form an integral part of the financial statements

Anglo Swiss Resources Inc.

(an exploration stage company)

Statements of Cash Flows (unaudited)

For the periods ended March 31, 2009 and 2008

(expressed in Canadian dollars)

	3 Months Ended March 31, 2009 $	3 Months Ended March 31, 2008 $

Cash flows used in operating activities
Loss for the year	47,197	(418,887)
Items not affecting cash
Depreciation	55,253	46,402
Write-down of mineral properties	-	-
Stock-based compensation	161,108	42,132
Income tax recovery	-	-

Changes in non-cash working capital
Accounts receivable	(5,097)	102,815
Prepaid expenses	4,072	(59,183)
Accounts payable and accrued liabilities	(534,828)	(87,074)

	(272,295)	(43,442)

Cash flows from financing activities
Proceeds from issuance of private placement and options	206,500	148,500
Share issue cost	(3,500)	-
Proceeds from settlement of debt	95,000

	298,000	148,500

Cash flows used in investing activities
Purchase of equipment	-	-
Funds on deposit	-	-
Mineral property acquisition	-	-
Mineral property (cost) recoveries	(40,051)	(182,652)

	(40,051)	(182,652)

Increase in cash and cash equivalents	(14,346)	(407,947)

Cash and cash equivalents - Beginning of year	642,700	4,151,934

Cash and cash equivalents - End of year	628,354	3,743,987

Supplemental disclosure of non cash
Investing and financing activities
Shares issued for mineral properties	-	-
Shares issued for agent issue costs	35,000	-

The attached notes form an integral part of the financial statements

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Consolidated Financial Statements (unaudited)

For the three months ended March 31, 2009

 (expressed in Canadian dollars)

Going concern and nature of operations

The Company is incorporated in British Columbia, Canada and is involved in the acquisition and exploration of its mineral interests in Canada.  At the date of these financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its properties and the ability of Company to recover the costs it has incurred to date on these properties is dependant upon the Company being able to identify a commercial ore body, to finance its exploration and development costs and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of the properties.  The Company is in the development stage with no major source of operating revenue and is dependant upon equity financing to maintain its current operations.

At March 31, 2009, the company has working capital of $617,773. As is typical for a development stage company, the company has incurred losses in prior periods resulting in an accumulated deficit of $12,909,702.  The company expects to continue to incur losses and is dependent on equity financing to be able to meet its obligations as they fall due.  Accordingly, there is some doubt about the ability of the company to continue as a going concern.

These financial statements have been prepared on the basis of the Company being a going concern and able to realize its assets and discharge liabilities in the normal course of business.  The financial statements do not reflect adjustments in the carrying values of the Company’s assets and liabilities, expenses, and the balance sheet classifications used, that would be necessary if the going concern assumption were not appropriate.  Such adjustments could be material.

2

Significant accounting policies

Bases of Accounting and Consolidation

The interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) on a basis consistent with those applied to the most recent annual financial statements.  These interim financial statements do not include all of the information and disclosures required by Canadian generally accepted accounting principles for annual financial statements and should be read in conjunction with the Company’s financial statements for the year ended December 31, 2008.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Kenville Sand and Gravel Inc., which was incorporated on September 7, 2007.

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Consolidated Financial Statements (unaudited)

For the three months ended March 31, 2009

 (expressed in Canadian dollars)

2

Significant accounting policies continued.

Capital Disclosures and Financial Instruments - Disclosures and Presentation

Effective January 1, 2008, the Company adopted the following three new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”):

(i) Capital Disclosures (Section 1535)

This standard requires the disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.

The capital of the Company consists of items included in shareholder’s equity.  The Company manages its capital structure and makes adjustments to it based on the funds available to the Company in order to support the acquisition, exploration and development of its resource assets.  There were no changes to in the Company’s capital management approach during the three months ended March 31, 2009.  The Company is not currently subject to externally imposed capital requirements.

(ii) Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)

These standards replace CICA Section 3861, Financial Instruments – Disclosure and Presentation.  They increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value.  In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk.  The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel.

The Company’s financial instruments consists of cash and cash equivalents, term deposits, amounts receivable, reclamation bonds, accounts payable and accrued liabilities, the fair values of which approximate their carrying amounts due to the short-term nature of these instruments.  Cash, cash equivalents, term deposits and are designated as held for trading and therefore carried at fair value, with the unrealized gain or loss recorded in interest income.  Amounts receivable, reclamation bonds, accounts payable and accrued liabilities are classified as other financial liabilities and are measured at amortized cost.

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Consolidated Financial Statements (unaudited)

For the three months ended March 31, 2009

 (expressed in Canadian dollars)

Significant accounting policies continued.

Financial instrument risk exposure and risk management:

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

(a)    Credit risk

The Company’s credit risk is limited to trade receivables in the ordinary course of business and the quality of its financial investments. As at March 31, 2009, the Company’s financial instruments consist of interest-bearing short term investment-grade issued by a Canadian chartered bank.  The Company does not believe that it is exposed to significant credit risk on financial instruments issued by the Canadian chartered bank.

(b)    Market risk: interest rate risk

The Company’s exposure to interest rate risk on its cash, cash equivalents and short-term investments, is minimized as all instruments are for short terms.

(c)    Liquidity risk

The Company manages its liquidity risk by ensuring that there is sufficient capital in order to meet the short-term business requirements.  The Company maintains cash and short-term investments which are available on demand for this purpose.

International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board announced 2011 as the changeover date for publically-listed companies to use IFRS, replacing Canada’s own generally accepted accounting principles.  The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Consolidated Financial Statements (unaudited)

For the three months ended March 31, 2009

(expressed in Canadian dollars)

Mineral properties

	Acquisition costs $	Exploration expenditures $	Total $
Kenville
Balance - December 31, 2008	1,377,476	3,392,538	4,770,014
Expenditures	-	25,747	25,747
Balance – March 31, 2009	1,377,476	3,418,285	4,795,761

Blu Starr
Balance - December 31, 2008	812,306	745,326	1,557,632
Expenditures	-	3,000	3,000
Balance – March 31, 2009	812,306	748,326	1,560,632

McAllister
Balance - December 31, 2008	-	8,567	8,567
Expenditures	-	-	-
Balance – March 31, 2009	-	8,567	8,567

New Shoshoni Claims
Balance - December 31, 2008	134,000	1,179,247	1,313,247
Acquisition costs	-	-	-
Expenditures	-	1,000	1,000
Balance – March 31, 2009	134,000	1,180,247	1,314,247

Group of Four Claims
Balance - December 31, 2008	137,500	10,304	147,804
Expenditures	-	10,304	10,304
Balance – March 31, 2009	137,500	20,608	158,108

Total mineral properties - December 31, 2008	2,461,282	5,335,82	7,797,264

Total mineral properties – March 31, 2009	2,461,282	5,376,033	7,837,315

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Consolidated Financial Statements (unaudited)

For the three months ended March 31, 2009

 (expressed in Canadian dollars)

4

Capital stock

Common shares issued and outstanding

	Common shares	Amount $

Balance - December 31, 2008	107,932,837	18,451,320

Capital stock issued
Shares issued for property	-	-
Shares issued for cash	3,330,000	333,000
Shares issued for debt	1,000,000	95,000
Shares issue costs	35,000	-
Warrants – fair value	-	(114,204)
Income tax effect - renounced flow through expenditures	-	-

Balance – March 31, 2009	112,297,837	18,765,116

Contributed Surplus, Options and Warrants

	Options $	Warrants $	Contributed Surplus $

Balance - December 31, 2008	1,745,590	941,549	438,407

Stock based compensation	161,107	114,204	-

Balance – March 31, 2009	1,906,697	1,055,753	438,407

Options

The company has a fixed stock option. Under the terms of the plan, the company may grant options to eligible directors, employees and consultants of the company, up to a maximum of 20,250,000 common shares (previously 14,850,000).  Options may be issued under the stock option plan at the sole discretion of the company’s board of directors. Options may be issued for a term of up to five years, with vesting provisions and the exercise price to be determined by the company’s board of directors, provided that the exercise price is no less than either the average high and low price of the company’s common stock traded on the TSX Venture Exchange for 10 days prior to the grant or the closing price of the company’s common shares on the day the options are granted.  Stock options will not be granted at less than $0.10 per share.

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Consolidated Financial Statements (unaudited)

For the three months ended March 31, 2009

 (expressed in Canadian dollars)

Capital Stock continued.

Options

Options Outstanding	Number of Shares	Weighted Average Exercise Price

Options outstanding - January 1, 2009	16,855,000	$0.16
Granted	-	-
Exercised	-	-
Expired	(1,400,000)	$0.10
Options outstanding – March 31, 2009	15,455,000	$0.16

Options exercisable – March 31, 2009	12,280,625	$0.15

The fair value of stock options was estimated at the grant date based on the Black-Scholes option pricing model, using the following assumptions:

	2009	2008

Expected dividend yield	Nil	Nil
Average risk-free interest rate	1.20%	3.40%
Expected life	5 years	5 years
Expected volatility	108%	108%

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the company’s stock options.

Warrants

	Expiry Date	Exercise Price	Amount

Warrants outstanding - January 1, 2009	Dec. 17, 2010	$0.35	18,436,512
Granted during year		$0.15	3,330,000
Exercised during year		-	-

Warrants outstanding – March 31, 2009		$0.34	21,766,512

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Consolidated Financial Statements (unaudited)

For the three months ended March 31, 2009

 (expressed in Canadian dollars)

Related party transactions

a)

Included in accounts payable and accrued liabilities is $51,145 (2008 - $32,654) due to directors and organizations controlled by directors, and $nil (2008 - $19,033) due to a law firm in which an officer of the company is a partner.

b)

The company incurred consulting fees of $54,000 (2008 - $79,000) for management services provided by directors or officers or organizations controlled by such parties.

c)

The Company incurred fees of $nil (2008 - $36,000) for investor relations consulting services provided by a director and officers or organizations controlled by such parties

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties

Outstanding matters

The Company received an additional claim with respect to the previously discussed law suit to the OJVA on the Kenville property on November 6, 2007, filed by Gold Standard Resource Corp (“GSR”) that duplicates the relief sought in the original claim dated December 27, 2006.  The Company has filed its Statement of Defense and denies each and every allegation of fact contained in the claim with respect to the OJVA.

The Company believes that this suit is not properly brought forth as it is contrary to Rule 5(3) of the Rules of Court of British Columbia and that GSR is attempting to avoid ongoing attempts by Anglo Swiss to proceed with an application for the Plaintiffs to provide security for costs dated January 25, 2007.  There is also an outstanding application by GSR to be added to the original claim dated March 8, 2007.

Anglo Swiss believes this claim to be without merit and is meant to cause the Company extra costs and to allow GSR to circumvent outstanding matters in the original claim and try to create a multiplicity of proceedings, contrary to the provision of the Law and Equity Act R.S.B.C.1996.c.253.  Pursuant to the OJVA, in the first quarter of 2007 Anglo Swiss appointed an Auditor to audit the exploration expenditures alleged by the Optionees during the term of the OJVA.  The Optionees failed to comply with the Auditor after repeated requests for the Audit materials and the Audit was completed with no basis to support the Optionees’ alleged expenditures.

The Company will continue to defend its 100% ownership of the Kenville property.  Anglo Swiss has retained Ferris, Vaughan, Wills & Murphy LLP as council in this matter.

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Consolidated Financial Statements (unaudited)

For the three months ended March 31, 2009

 (expressed in Canadian dollars)

Subsequent event

Anglo Swiss Resources Inc. has further extended the expiration date related to 2.45 million warrants issued in a private placement completed on April 30, 2007 subsequently extended to April 30, 2009.  The new warrant expiration date will be amended to October 31, 2009. The exercise price remains unchanged.

FORM 51-102F1

ANGLO SWISS RESOURCES INC.
Interim Management’s Discussion and Analysis
Three Month Period Ended March 31, 2009

DATED May 26, 2009

Introduction and Overview

Anglo Swiss is a junior mineral exploration company listed on the TSX Venture Exchange as a Tier 2 company under the trading symbol “ASW”.  The Company is also inter-listed in the United States on the OTC Bulletin Board under the trading symbol “ASWRF” and effective February of 2004 quoted on the Berlin Exchange in Germany under the trading symbol “AMO”.

Anglo Swiss is in the business of the  acquisition, exploration, exploration management and sale of mineral properties, with the primary aim of advancing them to a stage where they can be exploited at a profit. We do not currently have any producing mineral properties and our current operations on our various properties are exploratory searches for mineable deposits of minerals. Before and during the period ended March 31, 2009, Anglo Swiss has been primarily engaged in the renewed exploration of the Kenville Mine property (metals) and the Fry Inlet property (diamonds).

This MD&A is dated May 26, 2009 and discloses specified information up to that date. Anglo Swiss is classified as a “venture issuer” for the purposes of National Instrument 51-102. Our financial statements are prepared in accordance with generally accepted accounting principals applicable in Canada and are expressed in Canadian dollars. The discussion and analysis should be read together with the annual audited financial statements for the year ended December 31, 2008 and related notes attached thereto (the “2008 Financial Statements”). Throughout this report we refer from time to time to “Anglo Swiss”, the “Company”, “we”, “us”, “our”, or “its”. All these terms are used in respect of Anglo Swiss Resources Inc. which is the reporting issuer in this document.

We recommend that readers consult the “Cautionary Statement” at the end of this report.

Overall Performance

The following summarizes the significant events and transactions in our mineral projects during the period.

Kenville Mine Property (100% Owned)

The Kenville Property continues to be the major asset of the Company, with 385.82 hectares of staked mineral claims and 180.88 hectares of Crown granted mineral claims plus three - fee simple district lots. Due to the recent and continued increase in the global metals commodities market, the Company is of the opinion that the value of the property, plant and equipment has most likely increased.

This property is very advanced; from the underground infrastructure to the surface facilities, a new milling facility initiated in 2008 with completion scheduled for summer of 2009, assay laboratory, maintenance and repair shop and the mine manager’s residence.  The equipment on site is extensive with most of the required ancillary equipment necessary to operate underground mining such as ore cars, ball mills, classifiers, coarse ore bins, jaw and cone crushers and the milling circuit.

Q1 2009 Exploration

Anglo Swiss Resources Inc. has received a mineral processing assessment of the gold-bearing material extracted from the Kenville gold mine 257-level underground workings from G&T Metallurgical Services Ltd. of Kamloops, B.C.

The assayed feed grade of gold at 18.6 grams per tonne (g/t) and a copper grade of 0.281 per cent would give a gold equivalent (AuEq) of 19.0 grams per tonne. The G&T programmed testwork is scheduled for completion at the end of March, 2009. The G&T assay results are given in the table.

Sample name          Rec'd wt.  Chemical assays

                        Kg     Cu %  Au g/t Au oz

Jewelry Box 1 Head 1   10.4    0.790  22.6  0.72

Jewelry Box 2 Head 1   10.9    0.370  54.6  1.76

Flat Stope 1 Head 1    10.7    0.078  6.7   0.22

Flat Stope 2 Head 1    10.3    0.220  16.0  0.51

Stock Pile 1 Head 1    10.7    0.088  4.6   0.15

Stock Pile 2 Head 1    10.8    0.150  6.4   0.21

Feed total             63.8    0.281  18.6  0.60

The metallurgical response of the testing by G&T will result in the development of a general gold/copper material processing flow sheet for the company's rehabilitated mill facility. The company purchased and installed additional crushing and milling equipment in 2008. This equipment, with the existing infrastructure, will allow material-bearing gold and other known metals from the underground and surface stockpiles to be processed on site. The mill is currently being commissioned and is expected to be operational in the third quarter of 2009. A video and photo gallery of the Kenville gold mine are available at the company's website.

To initiate this metallurgical test program, samples had to be acquired which would simulate the feed material to the milling plant. These samples were sourced from the underground workings of the 257 level (the Jewelry Box and Flat Stopes) and surface stockpiles. Two samples of a weight of 10 kilograms were gathered at each of these three locations. Proper sampling techniques were applied with a professional engineer and professional geologist acting as witnesses. The two stopes were in the process of being mined when the mine halted extraction many years ago. The blasted gold-bearing rock is readily available at the mining face. Sample material was taken approximately 1.5 metres back from the mining face in numerous locations. The six samples were then sent to G&T where they were assayed, blended and crushed as a simulated plant feed.

Based on a detailed review of past records, and the examination and evaluation of existing underground mine workings by the company's technical team, management is confident that the presence of considerable gold-bearing material exists on the mine site. Management has reserve estimates from historical reports which precede 43-101 standards.

The Kenville gold mine's historic workings consisting of the main haulage level (257) and the upper workings (275 level), which contain substantial volumes of mill feed. In both levels the stopes and working veins are full of previously blasted gold-bearing material and muck which will be the initial supply material to the mill as the company initiates its start-up. The company completed a full rehabilitation of the 257 level and the rail system in 2008 and will complete the 275 level this spring. The company will also be processing the extensive waste rock material from previous production years which are located on the surface.

In the first quarter of 2009 the Company began an extensive underground exploration program at the Kenville Gold Mine property.  The purpose of this program is to re-establish a NI 43-101 compliant gold mineral resource on the main haulage level (the 257 level), the lowest adit level in the mine. The previous resource calculations on the Kenville Gold Mine pre-date the implementation of NI 43-101.

The first stage of the program is completed, which was to re-establish mine survey control through out the 257 level. To fully understand the structural geology, the vein geometry, and high grade gold locations; detailed geological mapping and evaluation on the 257 level commenced during April 2009.  This stage also included review of the previous underground mapping, assay and drill-hole logs, old reports, and research into other historical data. The initial underground chip sampling program consists of 100 chip-samples within the 257 level. Assay results are ongoing.

The current program is only examining 4 of the known historically auriferous veins crossing the full extent of the property. Underground diamond drilling in excess of 12,000 metres is planned this summer which should delineate a mineral resource for this lower area of the Kenville deposit.  This drilling program, along with surface in-filled targeted diamond drill holes, will also identify the characteristics of the potential un-mined resource below the 257 level.  Also planned is the extension of the 257 drifts to allow for further drilling and to access the newly discovered gold bearing quartz veins known as the Eagle Vein System.

Aggregate Resource

The Company received a 43-101 compliant Technical Report by Munroe Geological Services Ltd (“MGS”) states that in excess of 16.5 million tonnes of valuable surface sand and gravel has been identified on a portion of the Company’s 100% owned Kenville Gold Mine property located near Nelson in south-eastern British Columbia.

The measured resource of the high quality sand and gravel, which will be processed into aggregate product for industrial and commercial uses, sells “from our experience in 2008 we sold aggregate product between $15 and $18 per tonne” in the words of company President Len Danard. “We are extremely pleased to have the measured resource of the aggregate potential confirmed as it overlays our gold exploration area. This resource with the anticipated gold revenue is expected to provide a significant cash flow to the Company.”

Anglo Swiss Resources in conjunction with its consultants has completed the initial engineering specifications and identified the appropriate 200 tonne/hour processing equipment that will be utilized for the aggregate processing operation. The Company has targeted a late summer start for these operations, which are subject to an amendment of the Company’s existing quarry permit.

The Technical Report was completed using computer modeling with data obtained from a total of 79 sites that included trenches and drill holes from the 2007 and 2008 exploration programs. The Technical Report is available on SEDAR at:

http://sedar.com/DisplayCompanyDocuments.do?lang=EN&issuerNo=00009710

2008 Exploration

The Company drilled in two separate areas of the Kenville property in 2008. The First drill program was on the western portion of the property. The program was successful with strong  initial assay results from multiple high-grade gold and silver intercepts in several newly discovered mineralized quartz veins. During the 2008 drill program, the vein system has been traced for at least 700 meters through the western side of the 100% owned Kenville Mine property.

Assay highlights of 5 mineralized quartz vein intercepts from multiple high-grade intervals from the first 28 drill holes (totaling 8530 meters) include:

* 205.0 g/t gold over 0.3 meters with 182.0 g/t silver & 0.52% copper in Hole AK08-15;

* 115.0 g/t gold over 0.25 meters with 82.2 g/t silver and 1.61% copper in Hole AK08-17;

* 44.7 g/t gold over 0.5 meters with 90.3 g/t silver and 0.26% copper in Hole AK08-07;

* 29.2 g/t gold over 0.32 meters with 54.3 g/t silver and 1.05% copper in Hole AK08-18;

* 10.07 g/t gold over 1.22 meters with 8.43 g/t silver in Hole AK08-24

Geological interpretation has also recognized a fracture or shear zone  that approximately parallels the trend of the high grade quartz veins and like the quartz vein system, can be traced for approximately 700 meters, throughout the west side of the property. The fracture zone is variable in width between approximately 4.5 to 9.95 meters, containing copper grades from 0.49% to 1.53% copper (+/- silver, molybdenum and gold).

Five different drill hole intersections throughout the length of the shear zone resulted in an average copper grade of 0.94 % copper. Further details of this mineralized fracture zone as well as related widespread disseminated or porphyry style copper mineralization will be summarized in a future press release.

Please refer to the company website to view a table summarizing assay results for the more significant gold-bearing quartz vein intercepts at www.anglo-swiss.com. An accompanying drill hole location map can also be viewed on the website. A complete table of assays will be posted upon receipt of all final assay reports.

Leonard Danard, CEO of Anglo Swiss Resources Inc. said, “The Company is highly encouraged by the presence of at least 4 newly discovered high grade quartz veins carrying spectacular gold, silver and copper grades. While there is substantial work and completion planning to be done by the Company, we are enthusiastic about the initial assay results. The results are highly correlative with previous successful drilling at the Kenville Gold Mine property, and we have every reason to expect a significant upside to what is already known for the high-quality Kenville Gold Mine property. The Company is confident that continued exploration will advance this property towards identifying a major resource”

The newly discovered veins on the west side of the property trend northwesterly and dip at around 45 to 60 degrees to the northeast. This vein orientation is consistent with that of the known veins of the adjoining Kenville Gold Mine.

Due to the “pinch and swell” nature of the gold-bearing Kenville veins, vein widths may vary between 0.2 meters to 1.0 meters, but recognized veins within the Kenville Mine can reach widths of up to 2 meters.  The highest gold values are generally associated with discrete well-mineralized quartz veins, dominated by heavy clots of pyrite, with lesser concentrations of chalcopyrite, galena and sphalerite. Visible gold has been seen in many of the higher grade vein intercepts, with high gold and silver values showing a strong correlation with variable concentrations of galena +/- sphalerite. Higher-grade vein intervals are also being assayed for tungsten, as scheelite has been observed in a number of the veins.

The second phase of drilling was on the eastern portion of the property which hosts the historic workings of the Kenville Gold Mine. A total of 5,528.15 meters of diamond drilling was carried out on the eastern flank and extensions of the underground Kenville Mine workings, with the drilling of 17 drill holes (AK08-29 to AK08-45). See table below.

“The 2008 drill program was the largest drill program incurred on the Kenville Mine property for over half a century” said Len Danard, President and CEO. “One of the most exciting results of the program is the discovery of at least 4 new high-grade quartz gold veins lying on the west side of the property. This newly discovered high grade gold vein system, which can be traced for at least 700 metres, represents a potential new gold + silver resource on the Kenville property”.

Of the 17 holes drilled from the eastern-Kenville Mine side of the property, 12 holes had at least one significant gold (+/- silver) intercept (> 3 g/t Au) and two of the holes (AK08-36, AK08-37) had up to 4 individual significant gold vein intercepts per hole. Please review the enclosed table for the complete list of the assays.

There were 26 gold intercepts exceeding 3 grams per tonne, with 16 values of 3.14 to 7.37 g/t Au, and 9 values of 9.85 to 73.0 g/t. One intercept in drill hole AK08-37 contained a quartz vein stockwork/silicified zone, which assayed 4.07 g/t Au across 1.67 m (106.68-108.35m). One of the most significant results from the east-side Kenville drill program included two high-grade gold intersects in drill hole AK08-41. This hole contained gold quartz vein intercepts grading 9.85 g/t Au, 23 .0 g/t Ag and a wider quartz vein grading 26.6 g/t Au, 40.2 g/t Ag.  These vein intercepts are significant in that they represent previously unknown southward extensions of the Kenville Mine veins beyond the known mine workings, towards the southernmost Jackpot claim of the Kenville property.

The discovery of  high grade gold bearing quartz veins beyond the known Kenville Mine workings indicates a potential gold and silver resource, unrecognized by previous operators of the Kenville Mine (see drill hole AK08-41 below).

The following table summarizes some of the significant gold assay values from the 2008 drill program carried out on the east side of the Kenville property:

Hole Number	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Other
AK08-29	138.14	138.34	0.2	35.3	13.6	0.42% Zn
AK08-33	254.82	255.4	0.58	6.63
AK08-36	109.19	109.37	0.18	7.37		0.475 % Zn, 0.12% Pb
	117.23	117.73	0.5	6.11
	128.6	128.85	0.25	5.81
	152.74	152.97	0.23	5.26	2.3
AK08-37	34.54	35.11	0.57	15.95
(includes)	34.54	34.73	0.19	41.7	78.9	0.71% Zn, 1.96% Cu
AK08-37	66.85	67.47	0.62	11.6	23.5
“	106.68	108.35	1.67	4.07		Stockwork zone
“	146.4	146.88	0.48	73.0	28.9
AK08-38	68.98	69.63	0.65	12.7	6.8
“	149.97	150.27	0.3	28.7	18.5
AK08-41	215.5	215.83	0.33	9.85	23.0
“	300.35	301.07	0.72	26.6	40.2
AK08-42	248.65	248.93	0.48	6.99
AK08-44	254.36	254.84	0.48	5.62

In addition to the above reported vein intercepts, numerous high-grade gold vein intercepts up to 205 g/t were obtained early in the summer (see News Release October 28, 2008) on the west side of the Kenville property.

The Jackpot claim area located at the southern end of the Kenville property, contains extensive zones of light colored intrusive rock that occur as sill-like bodies of leuco-alkalisyenite. The leucoalkalisyenite sills are locally anomalous in gold, molybdenum, lead and zinc and it is postulated that the sills have a strong genetic relationship for the production of metal-bearing hydrothermal solutions, resulting in the formation of gold-bearing quartz vein structures on the Kenville property.

Concurrent with the quartz vein system are copper-bearing fracture or shear zones with variable associated silver, molybdenum and gold, generally paralleling and lying outbound of the gold veins system. Within this shear zone, drill hole AK08-05 contained a 5.8 m interval assaying 1.53% Cu, 30.9 g/t Ag, 0.6 g/t Au and 0.044 % Mo. Teck drill hole (TK95-03), located approximately 200 m northwest of AK08-05, contained a similar fracture-related mineral zone, assaying 0.93% Cu, 9.37 g/t Ag and 0.046 % Mo across 9.95 m.

The Company is highly encouraged by these new discoveries and will be initiating an underground 12,000 meter drill program in 2009, and a surface drill program of at least 10 drill holes to establish the intervening continuity of vein structures from the southern extent of the Kenville Mine underground workings to the area of the Jackpot claim.

Legal Status Kenville

This property was subject to an Option Joint Venture Agreement (“OJVA”) that lapsed on September 5, 2006, as the Optionee to the OJVA did not meet the required exploration expenditures of $700,000 due by that date. During August of 2006, the Company was advised by the Optionees that they claimed to have completed the required expenditures of $700,000 as required under the OJVA and served the Company with a lawsuit in an attempt to force a Joint Venture Partnership in December of 2006.

Anglo Swiss Resources Inc. filed a statement of defense in response to a lawsuit commenced in the Supreme Court of British Columbia file no. S068401 dated December 28, 2006 by Tracer Enterprises Ltd., Babylon Enterprises Ltd., Foaming Holdings Ltd. and Glacial Holdings Inc., collectively the “Optionees” with respect to the Option Joint Venture Agreement (“OJVA) on the Kenville Mine property. An additional identical suit was served in November of 2007 and both are being defended.

In its statement of defense, Anglo Swiss denied the allegations contained in the Optionees' statement of claim. In particular, Anglo Swiss says that the claim is without merit as it had been brought before the audit has determined whether the Optionees are entitled to exercise the option. A claim to have a joint venture declared at that stage would be an attempt to avoid the audit procedure that Anglo Swiss and the Optionees agreed to when they entered the OJVA. Further, Anglo Swiss has denied the Optionees' allegations of breach of contract or breach of duty of good faith as being without basis.

The Company commenced with an independent audit of the Optionees alleged exploration expenditures in accordance with the OJVA. The Optionees did not cooperate with the audit and the audit was completed with no evidence that $700,000 in expenditures had been achieved.  Anglo Swiss has retained Farris, Vaughan, Wills & Murphy LLP as counsel in this matter.

Northwest Territories Fry Inlet Property (Optioned)

Fry Inlet Diamond Property At present, Anglo Swiss is in the planning stages for carrying out a detailed program of ground geophysics that will test the known area of the LI-201 kimberlite and to locate extensions or larger masses related to the known kimberlite zone. The LI-201 kimberlite zone is located on the immediate edge of a small lake. Due to the recessive nature of kimberlite bodies, the small lake may represent a topographic depression caused by partial glacial erosion of a larger hidden body of kimberlite. The known area of the LI-201 kimberlite may represent a linear dike structure of kimberlite emanating from a larger kimberlite body underlying the adjacent lake. Part of the proposed geophysics program will be carried out over the lake area to test the hypothesis of a hidden kimberlite body under the lake.

The Company performed two exploration programs in 2007 on the Fry property. The Company contracted with Aurora Geosciences Ltd. of Yellowknife, NWT, to immediately conduct ground geophysics consisting of MAG/HLEM surveys. This program preceded the Company's proposed 1,500-metre drill program scheduled for mid summer.

The 2007 geophysics program generated 39 magnetic and 34 electromagnetic anomalies for drilling and a significantly diamondiferous kimberlite was confirmed to date. MPH Consulting Ltd. interpreted the 2006 Fugro airborne survey data earlier this year and its report far exceeded management's expectations as MPH identified 39 magnetic anomalies conforming to an idealized Lac de Gras-style intrusive diatreme (16 ranked as A and 23 as B plus). There were another 34 electromagnetic anomalies (10 ranked as A and 24 as B plus) again conforming to an idealized diatreme model -- prime contexts for the possibility of diamond-bearing kimberlites.

The LI 201 kimberlite produced 14 macrodiamonds and 46 microdiamonds from a previous drill program in the 1990s and is contained within a cluster of seven anomalies that the 1,500-metre drill program will test this year.

Ground geophysics to provide initial drill target selection

In August of 2007 the drill program was initiated. Drilling on the LI-201 kimberlite was carried out over the period Aug. 22 to Sept. 19, 2007. The drilling program consisted of five core holes, totalling 421.6 metres (1,383.2 feet). Two of the drill holes contained intercepts of LI-201 kimberlite. Drill holes Y07-04 and Y07-05 intersected kimberlite totalling 20.25 metres and 14.75 metres, respectively. The material sampled from these two drill holes had a combined weight of 58.0 kilograms, and was obtained from six separate subsamples of split NQ-size drill core. The samples were sent to C.F. Minerals Research Ltd., of Kelowna, B.C., for processing and indicator mineral and microdiamond recovery, and a total of 30 diamonds were recovered. The "Diamond distribution in CIM square mesh sieve classes" table shows the stone size distribution for the combined sample.

    DIAMOND DISTRIBUTION IN CIM SQUARE MESH SIEVE CLASSES (MM)

Combined     0.106     0.15     0.212     0.3        0.425       0.6         Total

weight(kg)   sieve     sieve   sieve     sieve   sieve       sieve

       7           9             1                                                    17

Note: Thirteen additional microdiamonds passed through a 0.106-millimetre square mesh sieve for a total diamond count of 30 microdiamonds. In total, 17 diamonds greater than 0.106 mm have been recovered, which equates to 293 diamonds (more than 0.106 mm) per tonne of kimberlite.

The drill program tested geophysical targets as well as to confirm the location and nature of the previously discovered LI-201 kimberlite. Due to continuing mechanical problems throughout the drill program, and with the onset of winter conditions, the drilling program was considerably reduced from its originally intended 1,500-metre program.

The results obtained from the latest study confirm the diamondiferous nature of the LI-201 kimberlite. The company has conducted airborne geophysics over the body and believes that potential exists for additional phases of kimberlite beyond the area of the current drill intersections. Additional work on the compositions of the indicator mineral recovered and analyzed by C.F. Minerals from LI-201 is currently being carried out by Mineral Services Canada Inc. of North Vancouver, B.C. Mineral Services Canada Inc. will be retained to carry out interpretive studies pertaining to future diamond exploration programs by Anglo Swiss.

With only four drill holes that have intersected the LI-201 kimberlite (two by Kennecott and two by Anglo Swiss) over a small area (50 m by 75 m), the overall size and nature of the kimberlite zone requires further evaluation and testing. Anglo Swiss is in the third year of a five-year option agreement with New Shoshoni Ventures Ltd. that allows Anglo Swiss to earn a 60-per-cent interest in the Fry Inlet property be incurring $6.2-million in exploration expenditures.

Results of operations – Three Months Ended March 31, 2009

At March 31, 2009 the Kenville property is carried at $4,795,761 in acquisition and exploration expenditures, plus fixed assets of certain plant and equipment of $834,721 for a total of $5,630,482. The Company has continued its rehabilitation of the Milling facility at the Kenville as it prepares to enter the aggregate business to the immediate area through its wholly owned subsidiary “Kenville Sand & Gravel Inc.”  During the first quarter $25,747 was expended on the property in preparation for the upcoming geophysical and drill programs which are scheduled for spring of 2009.

The Fry Inlet property incurred $1,000 in expenditures as the Company has filed its assessment report for the 2006/2007 explorations seasons and has expended $1,314,247 to-date on this property.

The Company is required to expend $800,000 in exploration expenditures in relation to the Option Joint Venture Agreement with New Shoshoni Ventures by June 2010. The Company is currently sourcing crews to perform ground geophysics this summer and has sufficient funds available to meet its current obligations. The Company has met the first two years exploration obligations due by May 25, 2007 of $600,000 and completed the anniversary payments of $30,000, $35,000 and $40,000 due May 25, 2006, 2007 and 2008.

Cash resources at March 31, 2009 were $628,354 compared to only $3,912,578 at March 31, 2008 and $642,700 at December 31, 2008. The majority of the expenses incurred were on the Kenville Mine property in both exploration activities and expansion of  Mill facility.

While the Company has been successful in raising funds in the past, and sourcing partners to advance its properties, there can be no assurance that it will be able to do so in the future.  Accordingly, there is some doubt about the ability of the company to continue as a going concern.

Summary of Quarterly Results (Un-audited)

The following table sets out selected quarterly financial information of Anglo Swiss. Anglo Swiss’ interim financial statements are prepared by management, in accordance with Canadian generally accepted accounting principles and expressed in Canadian dollars.

Period	Total Assets	Resource Properties	Working Capital	Revenues	(Net Loss)	Basic and Diluted Loss per Share
1st Quarter 2009	$9,526,506	$7,837,315	$617,773	NIL	$47,197	(0.00)
4th Quarter 2008	$9,55,031	$7,797,264	$36,851	NIL	($487,990)	(0.01)
3rd Quarter 2008	$8,591,186	$6,880,321	$652,186	NIL	($505,910)	(0.00)
2nd Quarter 2008	$8,945,015	$5,811,083	$1,939,646	NIL	($613,680)	(0.00)
1st Quarter 2008	$9,402,294	$4,768,473	$3,464,473	NIL	($418,887)	(0.01)
4th Quarter 2007	$9,717,623	$4,586,447	$3,828,978	NIL	($1,735,076)	(0.02)
3rd Quarter 2007	$6,787,838	$5,077,267	$185,493	NIL	($306,770)	(0.00)
2nd Quarter 2007	$5,727,258	$4,593,131	($433,621)	NIL	($185,929)	(0.00)

Q1 Ended March 31, 2009

During Q1 of 2009, Anglo Swiss sustained a gain of $47,197 due to a debt settlement of $474,940 with a creditor of the Company.  This resulted in the issuance of 1,000,000 common shares. The loss for the similar period of 2008 was $418,887. The largest components attributed to the current quarter can be attributed to consulting and shareholders information fees.  These expenses reflect the ongoing activities of  the Company’s daily affairs in Q1 of 2009. The Company completed two private placements in Q1 2009 for $333,000 and initiated the underground mapping and chip sampling of the Kenville Mine property in April of 2009.

Also included in Q1 of 2009 was $55,253 (Q1 2008 $46,402) in a charge for depreciation of the plant and equipment located at the Kenville property as this milling equipment has now been re-furbished and the plant is operational. The non-cash charge for options granted within the quarter were $161,108 (Q1 2008  $42,132) and both professional fees were also decreased in Q1 of 2009 to $6,467 (Q1 2008 $13,220). Shareholders information was less at $32,336 for Q1 2009 and $154,325  for the same period in 2008.

Seasonally operations consist of general administrative expenses attributed to the day to day operation of the public side of the business, with the exception of any extraordinary events.

Liquidity

In management’s view given the nature of the Company’s activities, which consists of the acquisition, exploration, exploration management and purchase of mineral properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources.  The Company currently does not have any producing properties and its current operations on its various properties are in the exploration stages and have not derived any revenues from the sale of gold, gemstones or any other materials in the last three years.

The Company’s mineral exploration activities have been funded through the sales of common shares, and while the Company has also been successful in attracting partners to continue development and exploration of its properties, there is no assurance that these trends will continue indefinitely.  The ongoing general and administrative obligations are dependent on financings as well and the Company expects to continue to utilize this source of funding until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain the required financing in the future on acceptable terms, or at all.

Based on its existing working capital of $617,773 at March 31, 2009 the Company does not have sufficient capital to meet its ongoing corporate obligations and fund its exploration programs through 2009. The Company will require additional financing to further exploration of its mineral properties and to meet its ongoing obligations in the upcoming years. The Company has not carried out debt financing nor has it made use of any financial instruments for hedging purposes.

The Company has work commitments for capital expenditures of $800,000 from the New Shoshoni Option and Joint Venture Agreement due by June of 2010 and has paid the final anniversary payment of $40,000 in May of 2008. The Company will also have to make additional cash payments due in 2008 in relation to the Blu Starr property (placer claims) and the McAllister Property, but these collectively are relatively minor expenses, ~$10,000 for the current year.

Capital Resources

At March 31, 2009 Anglo Swiss had paid up capital of $18,765,116, representing 112,297,837 common shares without par value, and a deficit of $9,526,506 resulting in a shareholder’s equity (or net assets) of $9,256,271 (December 31, 2008 - $8,749,967).

While the Company has been successful in raising funds in the past, and sourcing partners to advance its properties, there can be no assurance that it will be able to do so in the future. The Company may also finance itself through the exercise of options and warrants outstanding; although this avenue of funding is directly related to the capital markets and the future share price of its common shares within the marketplace and therefore should not be relied upon.

The Company closed a non-brokered private placement on in the first quarter of 2009 for $333,000 by the issuance of 3,333,000 units at a price of 10 cents per unit. Each unit consists of one common share and one warrant, with each warrant entitling the holder to purchase an additional common share at a price of 15 cents for a period of two years from the closing date.

In October of 2006 the Company entered a two year lease for its head office in Vancouver. The payments made through December 31, 2008 are as follows:

2006 - $3,300
2007 - $13,200
2008 - $13,200

The office is now on a month to month basis for $1,100 per month.

Additional Disclosure for Ventures without Significant Revenue

Additional disclosure concerning Anglo Swiss’ general and administrative expenses and resource property costs is provided in the Company’s Statement of Loss and Deficit and the Schedule of Resource Property Costs contained in its Financial Statements for March 31, 2009 and the audited year end statements at December 31, 2008; both are available on the Company website at www.anglo-swiss.com or on its SEDAR page site accessed through www.sedar.com , in the United States through its EDGAR filings accessed at www.sec.gov.

Outstanding Share Data

Anglo Swiss’ authorized capital is 500,000,000 common shares without par value.  As at March 31, 2009 there are 112,297,837 common shares issued and outstanding.  As at March 31, 2009 the following options and share purchase warrants are outstanding:

Options Outstanding	Number of Shares	Weighted Average Exercise Price

Options outstanding - January 1, 2009	16,855,000	$0.16
Granted	-	-
Exercised	-	-
Expired	(1,400,000)	$0.10
Options outstanding – March 31, 2009	15,455,000	$0.16

Options exercisable – March 31, 2009	12,280,625	$0.15

Warrants

	Expiry Date	Exercise Price	Amount

Warrants outstanding - January 1, 2009	Dec. 17, 2010	$0.35	18,436,512
Granted during year		$0.15	3,330,000
Exercised during year		-	-

Warrants outstanding – March 31, 2009		$0.34	21,766,512

Contractual Obligations

There are no long or short term contractual obligations as of the date of this report, other than described herein.

Off-Balance Sheet Arrangement

The Company has no debt, does not have any used line of credits or other arrangements in place to borrow funds, and has no off-balance sheet arrangements. The Company has no other current plans to use debt financing and does not use hedges or other derivatives.

Related party transactions – Q1 2009

a)

Included in accounts payable and accrued liabilities is $51,145 (2008 - $32,654) due to directors and organizations controlled by directors, and $nil (2008 - $19,033) due to a law firm in which an officer of the company is a partner.

b)

The company incurred consulting fees of $54,000 (2008 - $79,000) for management services provided by directors or officers or organizations controlled by such parties.

c)

The Company incurred fees of $nil (2008 - $36,000) for investor relations consulting services provided by a director and officers or organizations controlled by such parties

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties

Financial Instruments

The Company’s financial instruments consist of cash, receivables and accounts payable.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements.  The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Disclosure Controls and Procedures

As of March 31, 2009, we carried out an evaluation, under the supervision and with the participation of our President and Chief Financial Officer of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our President and Chief Financial Officer have concluded that our disclosure control and procedures are effective to ensure that information required to be (a) disclosed is recorded, processed, summarized and reported in a timely manner and (b) disclosed in the reports that we file or submit is accumulated and communicated to our management, including our President and Chief Financial Officer, to allow timely decisions regarding required disclosure.

We have designed, or caused to be designed under our supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in Canada.

National Instrument 58-101 Disclosure of Corporate Governance Practices

1. Board of Directors

The Board of Directors (the "Board") has the responsibility for the overall stewardship of the conduct of the business of the Corporation and to oversee and provide direction to management of the Corporation. Management is responsible for the day-to-day conduct of the business of the Corporation. The Board's fundamental objectives are to enhance and preserve long-term shareholder value and to ensure that the Corporation satisfies its obligations on an ongoing basis. In overseeing the conduct of the business, the Board, through the President, shall set the standards of conduct for the Corporation.

The Board is comprised of five directors, Len Danard, Leroy Wolbaum, Chris Robbins, Edward J Nunn and Greg Pendura. Three of the members of the Board, Leroy Wolbaum, Edward J Nunn and Greg Pendura are independent directors. Len Danard, President and CEO and Chris Robbins, Vice President are not independent members of the Board as they are considered to have a material relationship with the Corporation by virtue of their positions as officers of the Corporation.

There are no restrictions on members of the Board acting as officers or directors of other public or private companies. At the time of this report, Leroy Wolbaum, Glen Macdonald and Greg Pendura are serving as directors or officers of other reporting issuers.

2. Legal Requirements

The Board has the responsibility to ensure that legal obligations of the Corporation have been met and that the documents and records of the Corporation have been properly prepared, approved and maintained. The Board also has the legal responsibilities to:

a. manage the business and affairs of the Corporation;

b. act honesty and in good faith with a view to the best interests of the Corporation;

c. exercise the care, diligence and skill that a reasonable and prudent person would exercise in comparable circumstances; and

d. act in accordance with the provisions specified under the Business Corporations Act (British Columbia) and the regulations thereto, applicable securities legislations, other applicable legislation, regulations, and the terms of the Corporation's By-Laws.

The Board also has the statutory responsibility for considering the following matters as a full Board which in law may not be delegated to management or to a committee of the Board:

a. any submission to the shareholders of a question or matter requiring the approval of the shareholders;

b. the filling of a vacancy on the Board or in the office of auditor;

c. the issuance of securities;

d. the declaration of dividends;

e. the purchase, redemption or any other form of acquisition of outstanding shares of the Corporation;

f. the payment of a commission to any person in consideration for purchasing or agreeing to purchase shares of the Corporation directly from the Corporation, or from any other person, or procuring or agreeing to procure purchasers for any such shares;

g. the approval of management proxy circulars;

h. the approval of any take-over bid circular or director's circular;

i. the approval of financial statements of the Corporation;

j. the adoption, amendment or repeal of the Articles or By-Laws of the Corporation;

k. the approval of all press releases prior to dissemination to the public; and

l. the approval of all presentation or marketing materials.

3. Orientation and Continuing Education

The Corporation does not provide a formal orientation or education program for new directors. However, directors are provided with access to documents from external regulatory authorities relating to the responsibilities of directors.

4. Ethical Business Conduct

The Board is of the view that the fiduciary duties and restrictions placed upon individual directors by applicable laws as they relate to participation on Board decisions in which an individual director has an interest are sufficient to ensure that the Board operates independently of management and at all times acts in the best interests of the Corporation.

5. Nomination of Directors

The Board considers its size each year, taking into account the number of directors required to carry out the Board's duties effectively and to maintain a diversity of perspectives and experience. The Board does not have a nominating committee and these functions are currently performed collectively by the Board.

6. Committees and Compensation

The Board does not have a compensation committee at this time and no compensation is paid to any directors of the Corporation in that role. The Audit Committee is comprised of Leroy Wolbaum (Chairman), Len Danard and Greg Pendura.

7. Assessments

The contribution and effectiveness of the Board are evaluated on an informal basis through discussions amongst Board members.

Subsequent Events to March 31, 2009

The Company has amended the warrant expiration date of 2,450,000 warrants at $0.20 per share originally announced to expire on April 30, 2009 to October 31, 2009.

Changes in Accounting Policies

On January 1, 2004, the company adopted the fair value-based method of accounting for stock options granted to employees and directors. Accordingly, compensation expense was recorded on the grant of stock options to employees and directors as the exercise price is equal to or greater than the market price at the date of the grant.

Additional Information

Additional information is available at the Company website at www.anglo-swiss.com or on its SEDAR page site accessed through www.sedar.com , in the United States through its EDGAR filings accessed at www.sec.gov. The Company files a Form 20F in the United States and also files the Form 20F as its alternative form of Annual Information Form (AIF) in Canada.  Copies available by written request.

BY ORDER OF THE BOARD OF DIRECTORS OF
ANGLO SWISS RESOURCES INC.
DATED May 26, 2009

“LEN DANARD”

Len Danard, President & CEO

Cautionary Statement

Forward-Looking Information

This Interim management discussion and analysis (“Interim MD&A”) contains forward-looking statements and information relating to Anglo Swiss Resources Inc. (“Anglo Swiss” or the “Company”) that are based on the beliefs of its management as well as assumptions made by and information currently available to Anglo Swiss.  When used in this document, the words “anticipate”, “believe”, “estimate”, and “expect” and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements.

This Interim MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration and development of Anglo Swiss’ exploration properties.  Many factors could cause the actual results, performance or achievements of Anglo Swiss to be materially different from any future results, performance or achievements whether expressed or implied by such forward-looking statements.  Important factors are identified in this Interim MD&A.